[Waste Services, Inc. Letterhead]
January 26, 2007
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 7010

Attention:	Errol Sanderson
Financial Analyst
Division of Corporation Finance

Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:	Waste Services, Inc.
Registration Statement on Form S-3
Filed on December 21, 2006
File Number 333-139573
Ladies and Gentlemen:
     Set forth below are the responses of Waste Services, Inc. to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced registration statement (the “Registration Statement”) as set forth in the letter dated January 11, 2007 (the “Comment Letter”). We are also filing Amendment No. 1 (the “Amendment”) to the registration statement. For your convenience, we have repeated each of the comments set forth in the Comment Letter, numbered them to correspond to the numbering in the Comment Letter and followed each comment with our response.
Selling Stockholders, page 17
1.	For any selling security holders who are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Act, or registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to telephone interpretation 4S in the Regulation S-K section of the 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http//www.sec.gov and revise or advise.

Securities and Exchange Commission
January 26, 2007

     In response to the Staff’s comment, we have provided additional footnote information on pages 18 and 19 of the Amendment about the beneficial ownership of selling security holders who do not fall into the excepted categories identified in your comment.
2.	The selling shareholder table should be revised to include the correct number of shares beneficially owned after the offering, as well as the percentage owned after the offering. For example you indicate Westbury (Bermuda) Limited is selling fewer shares than its total number of shares but then you show it will own 0 shares after this offering.
     In response to the Staff’s comment, we have revised the Selling Stockholder table on pages 17 and 18 of the Amendment to recalculate the percentage ownership after the offering for each of the selling stockholders.
Plan of Distribution, page 2l
3.	If any selling security holder is a broker dealer, please identify it as such. Please note that the security holders who are broker-dealers must be identified as underwriters in the prospectus. For selling security holders who are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.
     No selling security holder is a broker-dealer or an affiliate of a broker-dealer. Accordingly, we believe no changes to the prospectus are necessary.
4.	You indicate that the selling shareholders “may be deemed” to be underwriters. If any selling shareholders are registered broker-dealers that did not receive the securities as compensation for underwriting activities, revise to identify them as underwriters.
     Consistent with our response to the preceding comment, we do not believe any changes to the prospectus are necessary.
     By copy of this letter to you via hand delivery, we are providing you with two marked copies of the Amendment reflecting the changes made to the disclosure since our filing of the Registration Statement on December 21, 2006. Please do not hesitate to contact me if you require additional marked copies. In addition, should you have any questions regarding this letter or our responses to your comments, please contact me at (905) 319-6048 or Scott H. Kimpel of Akin Gump Strauss Hauer & Feld LLP at (202) 887-4087.

Securities and Exchange Commission
January 26, 2007

Very truly yours,
/s/ Ivan R. Cairns
Ivan R. Cairns
Executive Vice President and General Counsel